06050694

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED NOV 2 9 2006 213 MAIL PROCESSING SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Clemens & Co., Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Marquette Avenue South
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Basil Joseph (612) 758-9141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

7601 France Ave. So., Suite 400	Minneapolis	Minnesota	55435
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 0 7 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Basil Joseph, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Clemens & Co., Incorporated, as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PERRY M. HIGHLAND
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 1-31-2008

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Van Clemens & Co., Inc.

(A Subsidiary of Hart Securities Corporation)

Financial Statements and Additional Information

Years Ended September 30, 2006 and 2005

Table of Contents

WIPFLi LLP

Independent Auditor's Report

To the Stockholder
Van Clemens & Co., Inc.
(A Subsidiary of Hart Securities Corporation)
Minneapolis, Minnesota

We have audited the accompanying statements of financial position of Van Clemens & Co., Inc. (a subsidiary of Hart Securities Corporation) as of September 30, 2006 and 2005, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Clemens & Co., Inc. as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules starting on page 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Wipfli LLP

Wipfli LLP

October 27, 2006
Minneapolis, Minnesota

Van Clemens & Co., Inc.

(A Subsidiary of Hart Securities Corporation)

Statements of Financial Condition

September 30, 2006 and 2005

Assets		2006		2005
Cash	$	462,016	$	515,663
Deposit with clearing organization		19,507		18,821
Receivable from clearing organization		15,185		0
Furniture and equipment, less accumulated depreciation of $5,601 in 2006 & $6,392 in 2005		2,121		6,778
Prepaid expenses		15,419		20,977
Other assets		2,789		2,250
TOTAL ASSETS	$	517,037	$	564,489

Liabilities and Stockholder's Equity				
Liabilities				
Accounts payable	$	2,132	$	6,266
Accrued expenses		122,186		123,326
Total current liabilities		124,318		129,592
Stockholder's equity				
Common shares - par value $.10 per share				
Authorized 100,000 shares				
Issued and outstanding 63,000 shares		6,300		6,300
Additional paid-in capital		190,500		240,500
Retained earnings		195,919		188,097
Total stockholder's equity		392,719		434,897
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	517,037	$	564,489

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Subsidiary of Hart Securities Corporation)

Statements of Operations

Years Ended September 30, 2006 and 2005

	2006	2005
Revenue:		
Commissions	$ 2,676,171	$ 2,780,629
Interest income	49,657	44,059
Total revenue	2,725,828	2,824,688
Expenses:		
Commissions and compensation	1,931,457	2,031,757
Communications	144,545	107,896
Occupancy	113,334	91,927
Regulatory and professional fees	327,219	263,810
Other expenses	61,451	93,746
Total operating expenses	2,578,006	2,589,136
Net income	$ 147,822	$ 235,552

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Subsidiary of Hart Securities Corporation)

Statements of Stockholder's Equity

Years Ended September 30, 2006 and 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity Total
Balance - September 30, 2004	$ 6,300	$ 40,500	$ 229,207	$ 276,007
Distributions to stockholder	0	0	(276,662)	(276,662)
Capital contribution	0	200,000	0	200,000
Net Income	0	0	235,552	235,552
Balance - September 30, 2005	6,300	240,500	188,097	434,897
Capital distribution	0	(50,000)	0	(50,000)
Distributions to stockholder	0	0	(140,000)	(140,000)
Net Income	0	0	147,822	147,822
Balance - September 30, 2006	$ 6,300	$ 190,500	$ 195,919	$ 392,719

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Subsidiary of Hart Securities Corporation)

Statements of Cash Flows

Years Ended September 30, 2006 and 2005

	2006	2005
Increase (decrease) in cash:		
Cash flows from operating activities:		
Net income	$ 147,822	$ 235,552
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	22,616	1,472
Deposit with clearing organization	(686)	3,287
Receivable from clearing organization	(15,185)	0
Securities in trading accounts	0	2,299
Prepaid expenses	5,558	(5,749)
Accounts payable	(4,134)	(11,191)
Accrued liabilities	(1,140)	54,625
Other assets	(539)	0
Total adjustments	6,490	44,743
Net cash provided by operating activities	154,312	280,295
Cash flows from investing activities:		
Purchases of equipment and furniture	(17,959)	(1,340)
Cash flows from financing activities:		
Capital contribution	0	200,000
Distribution of due from stockholder	0	157,267
Distribution to stockholder	(140,000)	(276,662)
Capital distribution	(50,000)	0
Net cash provided by (used in) financing activities	(190,000)	80,605
Net change in cash	(53,647)	359,560
Cash at beginning	515,663	156,103
Cash at end	$ 462,016	$ 515,663

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in the business of buying and selling securities. The Company is registered under Rule 15c3-3(k)(2)(ii) which represents that funds and securities belonging to the Company's customers will be processed by a correspondent broker-dealer ("clearing organization"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is a wholly owned subsidiary of Hart Securities Company, Inc. (Parent).

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and a money market fund. The Company considers all highly liquid investment with maturities of less than three months to be cash and cash equivalents.

Securities Transactions

Securities transactions are recorded on a settlement date basis which is generally the third business day following the transaction date. Amounts receivable and payable for securities transactions that have not reached their contract settlement date are recorded net on the statements of financial condition. Commission revenue and related expenses on transactions executed, but not settled, were $15,185 and $0 at September 30, 2006 and 2005, respectively.

Note 1 Summary of Significant Accounting Policies (Continued)

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Furniture and Equipment

Furniture and equipment are valued at cost. Depreciation is computed on the accelerated method over the estimated useful lives of the assets. Depreciation expense charged to operations was $22,616 in 2006 and $1,472 in 2005.

Income Taxes

The stockholders of the Parent Company have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income (nor is it allowed a net operating loss carryback or carryover as a deduction). Instead, the stockholders report on their personal income tax returns their proportionate share of the Company's taxable income (or loss) and tax credits. No provision has been made for corporate income taxes.

Advertising

The Company expenses advertising costs as incurred.

Note 2 Receivable From Clearing Organization

The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing organization is related to the aforementioned transactions. The Company is required to maintain a $18,000 deposit with the organization to collaterize certain transactions.

Note 3 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 Fair Value of Financial Instruments

Substantially all of the Company's financial assets are carried at market value or at amounts which, because of their short-term nature, approximate current fair value. Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash deposits in excess of federally insured limits. No significant losses have been incurred on the financial instruments during fiscal year 2006 and 2005. The Company exceeded the insured limit by approximately $392,200 in 2006 and $442,283 in 2005.

Note 5 Operating Lease

The Company entered into an operating lease agreement for its office facilities. The lease provides for annual rent increases and expires in July 2008. The Company is required to pay a proportionate share of operating costs in addition to the monthly base rent. For financial statement purposes, the rent expense is recognized on a straight-line basis over the lease term. Rent expense for the fiscal years ended September 30, 2006 and 2005, was $89,127.

Future minimum lease payments by year, under a noncancelable operating lease agreement with a remaining term in excess of one year are as follows:

Years Ending September 30,		2006
2007	$	45,461
2008		40,844
	$	86,305

Note 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the rate of aggregate indebtedness of net capital, both as defined, shall not exceed 15 to 1. At September 30, 2006, the Company had net capital of $366,953 which was $266,953 in excess of its required net capital of $100,000. At September 30, 2006, the Company's ratio of aggregate indebtedness to net capital was 0.34 to 1. At September 30, 2005, the Company had net capital of $399,797 which was $349,797 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1 at September 30, 2005.

Note 7 401(k) Plan

The Company adopted a 401(k) plan in 2004 covering all employees who have completed one year of service and attained age 21. The Company contributes to the plan by making discretionary contributions, plus safe harbor matching employee contributions, of up to 4% of compensation. The total employer contributions charged to operations under the plan were $186,900 and $183,228 in 2006 and 2005, respectively.

ADDITIONAL INFORMATION

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Years Ended September 30, 2006 and 2005

VAN CLEMENS & CO., INC.

(A Subsidiary of Hart Securities Corporation)

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

	September 30, 2006	September 30, 2005
Net capital:		
Total stockholder's equity	$ 392,719	$ 434,897
Non-allowed assets and/or charges:		
Furniture and equipment	2,121	6,778
Non-allowable receivable	1,507	3,072
Prepaid expenses and other assets	18,208	20,977
Total non-allowed assets and/or charges:	21,836	30,827
Net capital before haircuts on securities	370,883	404,070
Haircuts on securities:		
Other	(3,930)	(4,273)
Total net capital	$ 366,953	$ 399.797
Aggregate indebtedness:		
Accounts payable	$ 2,132	$ 6,266
Accrued liabilities	122,186	123,326
Total aggregate indebtedness	$ 124,318	$ 129,592
Net capital requirement:		
Greater of $6^{2}/_{3}$% of aggregate indebtedness, $100,000 in 2006 and $50,000 in 2005, or market making criteria	$ 100,000	$ 50,000
Excess net capital	266,953	349,797
Total net capital	$ 366,953	$ 399,797
Ratio of aggregate indebtedness to net capital	0.34 to 1.0	0.32 to 1.0

See Independent Auditor's Report.

VAN CLEMENS & CO., INC.
(A Subsidiary of Hart Securities Corporation)

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 (CONTINUED)

RECONCILATION PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

	September 30, 2006	September 30, 2005
Stockholder's equity per Company focus filing	$ 400,415	$ 437,829
Adjustments:		
Increase in depreciation expense	(13,418)	(1,472)
Increase in payroll expense	0	(1,460)
Increase in miscellaneous expense	(3,774)	0
Increase in beginning retained earnings	9,496	0
Increase in paid-in capital	0	50,000
Decrease in management fee	0	(50,000)
Stockholder's equity per annual report	$ 392,719	$ 434,897
Non-allowable assets per focus filing	$ 29,532	$ 32,299
Adjustments:		
Decrease in furniture and equipment, net	(7,696)	(1,472)
Non-allowable assets per annual report	$ 21,836	$ 30,827
Net capital per Company focus filing	$ 366,953	$ 401,257
Change in non-allowable assets due to audit adjustments	0	(1,460)
Net capital per annual report	$ 366,953	$ 399,797
Aggregate indebtness per Company focus filing	$ 124,318	$ 128,132
Audit adjustment to increase accruals	0	1,460
Aggregate indebtness per annual report	$ 124,318	$ 129,592

See Independent Auditor's Report.

VAN CLEMENS & CO., INC.
(A Subsidiary of Hart Securities Corporation)

SCHEDULE 2 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2006 AND 2005

EXEMPTIVE PROVISION

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

See Independent Auditor's Report.

Van Clemens & Co., Inc.

(A Subsidiary of Hart Securities Corporation)

Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended September 30, 2006 and 2005

WIPFLi LLP
Business experts. Right from the start.

Wipfli LLP
7601 France Avenue South
Suite 400
Minneapolis, MN 55435
952.548.3400
fax 952.548.3500
www.wipfli.com

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Van Clemens & Co., Inc.

In planning and performing our audit of the financial statements, and supplemental schedules of Van Clemens & Co., Inc. (the Company), for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures, followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a13.
2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3 Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes Based on this understanding and on our study, we believe that the Company s practices and procedures were adequate at September 30, 2006 to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Wipfli LLP

Minneapolis, Minnesota
October 27, 2006